Exhibit 9

PROMISSORY NOTE

$100,000,000.00	May 6, 2011

For value received, OCM Marine Investments CTB, Ltd., a Cayman Islands exempt company (“Borrower”), promises to pay to the order of OCM Marine Holdings TP, L.P., a Cayman Islands exempt limited partnership (“Lender”), at Lender’s offices in Los Angeles, California, or such other place as designated in writing by the holder hereof, the principal amount of $100,000,000.00, together with interest thereon calculated from and including the date hereof in accordance with the provisions of this promissory note (this “Note”).

This Note is being issued in connection with the extension of credit (the “Loan”) by Borrower to General Maritime Subsidiary Corporation and General Maritime Subsidiary II Corporation, each, a Marshall Islands corporation.

1.             Interest.  Interest shall accrue on the unpaid principal amount of this Note (plus all accrued and unpaid interest as of the most recent Interest Reference Date (as defined below)) outstanding from time to time on a daily basis at a rate equal to the lesser of (i) eight percent (8%) per annum or (ii) the highest rate permitted by applicable law, and shall be payable at such times as the principal of this Note becomes due and payable.  For purposes hereof, “Interest Reference Dates” shall be the last day of each calendar year, commencing on December 31, 2011.  All accrued interest as of any Interest Reference Date not paid to Lender shall be capitalized and made part of the unpaid principal amount hereunder as of such date (the “Capitalized Interest”).  Any accrued interest (including Capitalized Interest) which for any reason has not been paid shall be paid in full on the date on which the entire remaining principal amount on this Note is paid.

2.             Principal.  Borrower shall repay this Note as follows:

(a)           Borrower may, in its sole discretion, pay any portion of the outstanding amount of this Note at any time, without premium or penalty.  Any payments so made shall be applied first to accrued but unpaid interest that is not Capitalized Interest and second to outstanding principal (including Capitalized Interest).

(b)           Borrower shall pay the entire remaining outstanding principal amount of this Note (including Capitalized Interest), together with all accrued and unpaid interest thereon, on the earlier of (i) May 6, 2012, and (ii) repayment of all outstanding principal and interest under the Loan.

(c)           Upon receipt of any proceeds at any time after the date hereof from the sale, transfer or other disposition of any of Borrower’s assets (including any or all of the Loan) or as a distribution or other payment in respect of the Loan (other than in kind payment of interest), Borrower shall immediately pay such proceeds (other than the portion of such proceeds required to be paid by Borrower to any governmental authority in respect of taxes) to the holder of this Note in repayment of all or a portion, as the case may be, of its obligations hereunder.

(d)           Any payment to be made hereunder shall be made at the direction of the holder hereof by cashier’s or certified check to or upon the order of the holder or by wire transfer of immediately available funds to an account designated by the holder.

3.             Acceleration.  An “Event of Default” shall (unless waived in writing by the holder hereof) be deemed to occur if (i) Borrower fails to pay any principal or interest amount hereunder when due, whether at maturity, by acceleration or otherwise, and such failure has continued for a period of fifteen (15) days (a “Payment Default”), or (ii) Borrower makes a general assignment for the benefit of creditors, an order, judgment or decree is entered adjudicating Borrower bankrupt or insolvent, an order for relief with respect to the Borrower is entered under the Federal Bankruptcy Code, Borrower commences any proceeding relating to it or any of its assets under any bankruptcy, reorganization, arrangement, insolvency, readjustment of debt, dissolution or liquidation law of any jurisdiction, or any such petition or application is filed, or any proceeding is commenced, against Borrower and either (A) Borrower by any act indicates its approval thereof, consent thereto or acquiescence therein or (B) such petition, application or proceeding is not dismissed within ninety (90) days.  If a Payment Default has occurred and is continuing, the holder hereof may declare all or any portion of the outstanding principal amount of this Note (including Capitalized Interest) due and payable and demand the immediate payment of all or any portion of such outstanding principal amount.  If the holder hereof so demands immediate payment of all or any portion of this Note, Borrower shall immediately pay to such holder the principal amount of this Note requested to be paid plus all accrued interest thereon.  If an Event of Default other than a Payment Default has occurred and is continuing, without any action on the part of the holder hereof or any other person or entity, the outstanding principal amount of this Note (including Capitalized Interest) plus all accrued interest thereon shall become immediately due and payable.

4.             Other.

In the event Borrower fails to pay any amounts due hereunder when due (whether at maturity, by acceleration or otherwise), Borrower shall pay to the holder hereof, in addition to such amounts due, all costs of collection, including reasonable attorneys’ fees and expenses.

Borrower, or its successors and assigns, hereby waives diligence, presentment, protest and demand and notice of protest, demand, dishonor and nonpayment of this Note, and waives and renounces all rights to the benefits of any statute of limitations or any moratorium, appraisement, exemption or homestead now provided or that may hereafter be provided by any federal or applicable state statute, including exemptions provided by or allowed under the Federal Bankruptcy Code, both as to itself and as to all of its property, whether real or personal, against the enforcement and collection of the obligations evidenced by this Note and any and all extensions, renewals and modifications hereof, and expressly agrees that this Note, or any payment hereunder, may be extended from time to time and that the holder hereof may accept security for this Note or release security for this Note, all without in any way affecting the liability of Borrower hereunder.  Borrower agrees that any delay on the part of the holder hereof in exercising any rights hereunder shall not operate as a waiver of such rights.

In the event any one or more of the provisions of this Note shall for any reason be held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the provisions of this Note operate or would prospectively operate to invalidate this Note, then and in any such event, only such provision(s) shall be deemed null and void and shall not affect any other provision of this Note and the remaining provisions of this Note shall remain operative and in full force and effect and in no way shall be affected, prejudiced or disturbed thereby.

This Note shall be freely assignable by the Lender in whole or in part, and shall inure to the benefit of its successors and assigns, but any such assignment shall become effective only by surrendering this Note to the Borrower and through reissuance by the Borrower of a new note to the assignee.  The immediately preceding sentence shall be interpreted so that the Note qualifies as a “registered” obligation for tax purposes pursuant to Section 163(f) and similar provisions of the Internal Revenue Code of 1986, as amended.  Borrower’s obligations hereunder shall be binding upon its successors and assigns; provided that, no assignment (including by operation of law or otherwise) shall relieve Borrower from its obligations hereunder, which shall remain the primary obligations of Borrower.

Upon receipt of evidence reasonably satisfactory to Borrower of the mutilation, destruction, loss or theft of this Note and the ownership therefore, and, in the case of any such mutilation, upon surrender and cancellation of this Note, the Borrower shall, upon the written request of the holder of the Note, execute and deliver in replacement thereof a new Note in the same form, in the same original principal amount and dated the same date as the Note so mutilated, destroyed, lost or stolen, and such Note so mutilated, destroyed, lost or stolen shall then be deemed no longer outstanding hereunder.

This Note shall be governed by and construed and enforced in accordance with the internal laws of the State of New York applicable to agreements made and to be performed entirely within such state, including Section 5-1401 of the New York General Obligations Law, and shall have the effect of a sealed instrument.

* * * * * *

IN WITNESS WHEREOF, the undersigned has executed this Note as of the date first written above.

OCM MARINE INVESTMENTS CTB, LTD.

By:	Oaktree Capital Management, L.P.
Its:	Director

By:	/s/ B. James Ford
Name:	B. James Ford
Title:	Managing Director

By:	/s/ Adam C. Pierce
Name:	Adam C. Pierce
Title:	Senior Vice President

[Signature Page - OCM Marine Investments CTB, Ltd. Promissory Note]